ZC LYFE FOODS

ZeroCarb

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ZeroCarb LYFE is a vertically integrated food company with both traction and expanding distribution

Key milestones:
* 460,000+ products sold
* 55,000+ customers
* 52%+ quarter over quarter growth
* 25% repeat customer rate
* $7M in institutional investment
* Now in 556 Target stores nationwide
* 20+ products in development
* International distribution agreements signed
* Fully controlled manufacturing facility

We created the highest protein pizza crust and highest protein per 100 calorie chip using a patented process.

Now is your chance to get in on a growing company.

We have recently opened an investment round open to everyone Learn more and invest today on Wefunder.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


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ZC LYFE FOODS

ZeroCarb

Ad ·

The way people eat is changing fast. Demand for high-protein, low-carb, real-ingredient foods is accelerating, and ...See more



LYFE CHIPS
HEALTHY SNACKS
LYFE CHIPS
FOOD THAT FEELS INDULGENT BUT FUELS YOUR BODY
DISCOVER WHY 54,000 CUSTOMERS LOVE US
0 CARBS
HIGH PROTEIN
CHICKEN PIZZA CRUST

FORM

The Future of Snacking Is Already Here

Sign up

Create craveable foods built around protein.... not carbs, fillers, or industrial ingredients.

We're now preparing for the next phase of growth and opening an upcoming investment opportunity.

Join our investor list to receive early access and updates.


LYFE CHIPS
HEALTHY SNACKS
LYFE CHIPS
FOOD THAT FEELS INDULGENT BUT FUELS YOUR BODY
DISCOVER WHY 54,000 CUSTOMERS LOVE US
0 CARBS
HIGH PROTEIN
CHICKEN PIZZA CRUST

FORM

The Future of Snacking Is

Sign up

interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.


0:00 / 0:51

wefunder.com

The Future of Snacking Is Already Here

Learn more

ZeroCarb
Ad ·

The way people eat is changing fast. Demand for high-protein, low-carb, real-ingredient foods is accelerating, and ZeroCarb LYFE was built for this moment.

We create craveable foods built around protein not carbs fillers or industrial ingredients including the highest protein pizza crust and highest protein per 100 calorie chip on the market

460,000+ products sold and now in 556 Target stores nationwide

We are now entering the next phase of growth and opening an investment opportunity

Reserve your shares on Wefunder today

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



ZeroCarb
Ad ·

$1.8T market. 460K products sold. In 556 Targets. Reserve your Wefunder spot before the round goes live. ...See more


TAM
SAM
$17.8B
SOM
$1.1B
0:00 / 0:05

wefunder.com

Inside a $1.8T Shift

460K sold. In 556 Targe...

Learn more

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


TAM
SAM
$17.8B
SOM
$1.1B
0:00 / 0:05

wefunder.com

Inside a $1.8T Shift

Learn more

ZC LYFE
FOODS

THE TEAM

Changing Health Foods for Good



Omar Atia
Co-Founder, CEO



John Pena
Chief Growth Officer



Nabil Khalifa
Chief Investment Officer

RESERVE ZEROCARB LYFE SHARES

Investors often focus on the product.

Investors often focus on the product.

Experienced investors focus on the team.

At ZeroCarb LYFE, we've assembled a leadership team that combines expertise in food innovation, operations, growth, entrepreneurship, and capital formation.

Omar Atia, Chief Executive Officer

Before ZeroCarb LYFE, Omar built his career at Kraft and later founded ThoughtFire. His experience in consumer products, business strategy, and scaling organizations helps guide the company's long-term vision and growth.

John Pena, Chief Growth Officer

From nationwide retail expansion to customer operations, John oversees the systems that help transform demand into scalable growth. His background includes leadership roles at ThoughtFire and multiple technology ventures.

Nabil Khalifa, Chief Investment Officer

Nabil has founded multiple companies and helped raise more than $6 million across various stages of growth. Today, he leads capital strategy and helps position ZeroCarb LYFE for continued expansion.

Together, this team has helped drive:

✔️ Expansion into hundreds of retail locations nationwide
✔️ A growing portfolio of protein-first products

Products create interest.

Teams create outcomes.

We're building both.

LEARN MORE ON WEFUNDER

ZC LYFE
FOODS

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